Filed by Superior Energy Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Superior Energy Services, Inc.

(Commission File No. 001-34037)

Date: May 21, 2020

The following is a transcript of the Q1 2020 Superior Energy Services, Inc. earnings call held at 9 a.m. Eastern Time on May 21, 2020. This transcript was prepared by a third party and while every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Superior Energy Services, Inc. believes that none of these is material.

[SPN] Superior Energy Services Q1 2020 Earnings Conference Call

Thursday, May 21, 2020 9:00 AM Eastern

Officers

Paul Vincent; VP, Treasury & IR

Dave Dunlap; President, CEO

Presentation

Operator: Good morning, and welcome to the Superior Energy Services First Quarter 2020 Earnings Conference Call. (Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to Paul Vincent, Vice President of Treasury and Investor Relations. Please go ahead.

Paul Vincent: Good morning, and thank you for joining Superior Energy’s First Quarter 2020 Conference Call. With me today are Superior’s President and CEO, Dave Dunlap, and our CFO, Westy Ballard.

During this conference call, management may make forward-looking statements regarding future expectations about the company’s business, management’s plans for future operations, or similar matters. The company’s actual results could differ materially due to several important factors, including those described in the company’s filings with the Securities and Exchange Commission.

Management will refer to non-GAAP financial measures during this call. In accordance with Regulation G, the company provides a reconciliation of these measures on its website.

With that, I’ll turn the call over to Dave Dunlap.

Dave Dunlap: Thank you, Paul, and good morning to everyone listening today. I will provide a brief review of our Q1 results, followed by an update on our response to the uncertainty that has arisen from the precipitous decline in both oil demand and oil prices resulting from the COVID-19 pandemic and the rapid pace at which our customers have reduced their spending. In addition, as we disclosed in our press release, we have determined that we will allow the merger agreement related to the planned combination of our North American production and completion-related service lines with Forbes Energy Services to terminate, as well as the related note exchange offer, in accordance with their respective terms.

The significant reduction in crude oil prices resulting from rapid increases to global supply and the demand destruction caused by the COVID-19 pandemic has resulted in rapidly declining demand for oilfield services in North America. Although we have worked tirelessly to complete this combination, the onset of COVID-19 and the abrupt oil price decline has made it impractical to complete this transaction along the terms which were originally contemplated. Although we will not be moving forward with this specific transaction, we continue to believe that Superior Energy should ultimately be separated into two separate companies and will continue to focus on achieving that goal.

As many listeners are aware, this entire transaction has involved a series of steps and numerous constituencies. As a result, we will not have further comment or be opening the line for Q&A today, however, we will continue to provide additional disclosure as it is warranted.

For the first quarter of 2020, Superior Energy generated revenue of $322 million, adjusted EBITDA of $55 million, and an adjusted net loss from operations of $12 million or $0.78 per share.

Operationally, the quarter was progressing much as we expected after the seasonal slowdown during the fourth quarter. The significant decline we are experiencing during the second quarter, as a result of the exogenous factors that I have mentioned, began to manifest in mid-March and impacted our first quarter financial results to a lesser degree than we will experience in the second quarter.

As it relates to these events of global significance, we are hopeful they will resolve over the short term, but are preparing for them to have lasting impacts on our business. What this means is that we will continue to take measures to reduce potential cash burn. We have no intention of exiting any business lines or basins in which we currently operate, but activity that is at risk of being cash flow negative over the near term will be temporarily idled until the environment supports positive cash flow operations.

To date, since our last quarterly update, we have reduced our capital budget by approximately 45%, and expect to spend no more than $50 million this year, with much of it having been committed in the first quarter. We have also embraced governmental relief efforts, affording us the ability to defer payroll taxes and have filed for a tax refund of approximately $30 million. Additionally, our payroll costs have declined sharply through a combination of headcount, salary reductions, and furloughs, as we adjust our cost structure to significantly lower levels of customer activity. In total, we estimate that we have reduced these costs by approximately $115 million on an annualized basis.

We are taking all actions necessary to generate free cash flow, reduce debt, and improve returns on invested capital to unlock value for stakeholders, but it is difficult to match cost reduction in real time to the magnitude of revenue decline and near-term activity expectations. We will continue to explore every avenue available to push out cost from our system over the coming quarters.

As far as our outlook is concerned, over the near term, it isn’t good. Rig count has continually fallen and completion activity is stagnant. Recent abatement of crude oil price declines is encouraging, as is the commencement of reopening of economies across many states. While encouraging, we remain cautious and prepared for continued volatility.

Although it is impossible to provide guidance with any certainty, as I am sure most listeners understand, our expectation for the second quarter is for a sharp decline in revenue and profitability, although we believe we can generate breakeven to slightly positive EBITDA.

The oil and gas business was just beginning to come out of a multiyear, cyclical downturn when these unforeseeable events occurred almost simultaneously. The fact of the matter is that our world has changed, seemingly overnight. As leaders and capital allocators, it will take some time for us to understand the second- and third-order effects of the global pandemic on the business environment. The entire global economy remains in varying degrees of shutdown, again, making it very difficult to forecast when supply and demand will balance, reflecting a new normal, or what the impact will be on our customers’ ability to execute their long-range work plans. In addition, the unprecedented fiscal intervention by central banks across the globe, while welcomed and seemingly effective in providing much needed liquidity, is likely to have widespread effects on currencies and global trade, which will impact everything, especially businesses like ours which operate globally.

We are doing everything we can to evaluate the impact of these unprecedented events as quickly as we can. In the short-term, we are responding to the market in front of us, without emotion and without hesitation. Our workforce has responded admirably to the circumstances we face, and has maintained high levels of productivity, even as many work from home. We have taken measures to protect our employees who must be in the field or in office environments, and are doing everything we can to support our communities and healthcare system and taking this extremely contagious virus seriously and doing what we can to reduce its spread.

As I said, the future is suddenly and irreversibly different now, of that, I suspect there is little debate. What isn’t different is that our industry continues to have too much capacity and too many competitors. We are even more certain today that the future winners of our industry will be the ones who reduce the fragility of their business through this downturn and emerge as disruptors with a durable business model and return-oriented capital allocation process.

As stated earlier, we believe the best long-term path for Superior Energy is to separate our North America service-oriented business lines from our technologically advantaged global businesses. As we work towards that objective, our near-term priorities are to preserve and, where possible, build cash, as well as retire debt.

Behaviorally, our industry needs to change. With too much debt and too much equipment chasing too little work, it is only a matter of time before the gravity of the cycle and the lack of external capital, forces the difficult, but increasingly obvious, decision that consolidation is the clearest and perhaps only option for us to collectively return to a profitability level which will draw the attention of investors. Everything we are doing strategically is with the intent to reposition the company to maximize stakeholder value, and to participate in this much needed industry consolidation.

We’ve done our best to provide you with an outlook, but, as I am sure most of you are struggling with your own businesses, there is very little clarity at this point. One thing you can be certain of is that when activity does pick up, and it will, our decisions to allocate capital, deploy assets, and scale our business will be driven by full-cycle fundamentals and, ultimately, what is in the best interest of our stakeholders.

Thank you for joining our call this morning, and we’ll speak to you as we have updates.

Operator: The conference has now concluded. Thank you for attending today’s presentation and you may now disconnect.

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Superior Energy Services, Inc. (the “Company”), which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: the expected future results of operations and growth of the Company; and plans and objectives of management for future operations of the Company.

While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the conditions in the oil and gas industry; the effects of public health threats, pandemics and epidemics, like the recent COVID-19 pandemic, and the adverse impact thereof on our business, financial condition, results of operations and liquidity, including, but not limited to, our growth, operating costs, supply chain, labor availability, logistical capabilities, customer demand and industry demand generally, margins, utilization, cash position, taxes, the price of our securities, the ability to access capital markets; the ability of the members of the Organization of the Petroleum Exporting Countries and its broader partners to agree on and to maintain crude oil price and production controls; our outstanding debt obligations and the potential effect of limiting our ability to fund future growth; necessary capital financing may not be available at economic rates or at all; volatility of our common stock; operating hazards, including the significant possibility of accidents resulting in personal injury or death, or property damage for which we may have limited or no insurance coverage or indemnification rights; possibly not being fully indemnified against losses incurred due to catastrophic events; claims, litigation or other proceedings that require cash payments or could impair the Company’s financial condition; credit risk associated with the customer base; the effect of regulatory programs and environmental matters on our operations or prospects; the impact of unfavorable or unusual weather conditions could have on our operations; the potential inability to retain key employees and skilled workers; political, legal, economic and other risks and uncertainties associated with the Company’s international operations; laws, regulations or practices in foreign countries could materially restrict operations or expose us to additional risks; potential changes in tax laws, adverse positions taken by tax authorities or tax audits impacting operating results; changes in competitive and technological factors affecting operations; risks associated with the uncertainty of macroeconomic and business conditions worldwide; potential impacts of cyber-attacks on operations; counterparty risks associated with reliance on key suppliers; challenges with estimating the Company’s potential liabilities related to its oil and natural gas property; risks associated with potential changes of Bureau of Ocean Energy Management security and bonding requirements for the Company’s offshore platforms; the potential failure to consummate the proposed transaction; the amount of the costs, fees, expenses and charges related to the proposed transaction if it does not consummate; failure to complete the proposed transaction could negatively impact our business and financial results; and failure of management to focus on alternative opportunities as a result of the proposed transaction.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”), and those set forth from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.superiorenergy.com. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Regarding the Transaction Has Been Filed With the SEC

In connection with the proposed transaction, Arita Energy, Inc. (“Arita”) has filed a registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of Arita and Forbes Energy Services Ltd. (“Forbes”), with the SEC. A definitive joint proxy statement/prospectus will be filed with the SEC once the registration statement becomes effective. While the registration statement and joint proxy statement/prospectus have not yet become effective and the information therein is subject to change, they provide important information about the transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND FORBES ARE ADVISED TO CAREFULLY READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, AND TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Forbes in connection with the Forbes shareholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by the Company, Forbes and Arita with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.superiorenergy.com under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Solicitation

The Company, Forbes and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2019, and Forbes’ proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.